07021030

082-03430

TIOMIN RESOURCES INC.

PRESS RELEASE

ATW Venture Terminates Agreement with Tiomin for the Kenyan Projects

Toronto, Canada. February 2, 2007. Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) announces it has been notified by ATW Venture Corporation ("ATW") that ATW will not execute the formal agreement to acquire an option to purchase up to a 50% interest in Tiomin's Kenyan mineral sand projects.

Tiomin believes in the unrecognized value of the Kwale project and will continue to review its strategic options regarding the potential future development of the project.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, Chairman, ext. 227, or Laurie Gaborit, Investor Relations, ext. 222 (lgaborit@tiomin.com). Visit the Company's website at www.tiomin.com.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of rutile, zircon, ilmenite, estimated future production, estimated costs of future production and the Company's sales policy, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of rutile, zircon and ilmenite, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.

SUPPL

PROCESSED

FEB 1 6 2007

THOMSON FINANCIAL

RECEIVED

2007 FEB 13 P 12:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

END